200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe To Call Writer Directly: 312 861-2191 jrowe@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

January 16, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attn:	Brigitte Lippmann Lesli Sheppard Pamela A. Long Gus Rodriguez Jeanne Baker

	Re:	Indalex Holdings Finance, Inc. Amendment No. 2 to Registration Statement on Form S-4 (SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

Indalex Holdings Finance, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated January 9, 2007.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed on December 15, 2006.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.                                       We note your responses to comments 6 and 27 in our letter dated November 22, 2006.  We are continuing to review your responses and may have further comment after we complete our review.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Response:  The Company acknowledges the Staff’s comment.

Summary of the Exchange Offer, page 11

Collateral, page 14

2.                                       We have read your response to comment 21 in our letter dated November 22, 2006.  We note your belief that it is acceptable to use the book value of capital stock for Dalton Aluminum Company, Caradon Lebanon and lndalex Limited for the purposes of applying Rule 3-16 because no quoted market prices exist for the Company’s investment in such subsidiaries.  Demonstrate for us how each respective book value is a surrogate for market value or determine the market value of each subsidiary.  In this regard, we believe that you are required to determine the market value on these entities even if no quoted market price exists.  As previously indicated, based on the nature of the collateral agreement, we believe this information is necessary for a clear understanding of the collateral.

Response:  The Company has disclosed the market value of Dolton Aluminum Company, Inc., Caradon Lebanon Inc. and Indalex Limited as of October 1, 2006 in response to the Staff’s comment.  Please see pages 79 to 80 of the Amendment.  The market value of Dolton Aluminum Company, Inc. and Caradon Lebanon Inc. is zero because there are no assets held by those entities.  The value of Indalex Limited is a management estimate based on recent valuations of the Company.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 53 through 55

3.                                       Please disclose the stock option expense amount eliminated related to options to purchase Novar plc and the estimated stock option expense amount related to the lndalex Holdings Finance stock option plan.  Please also disclose the estimated assumptions used in determining stock option expense under the lndalex Holdings Finance stock option plan.  Please refer to SFAS 123(R).

Response:  The Company has made the requested revision in response to the Staff’s comment.  Please see pages 53 to 55 of the Amendment.

Results of Operations, page 66

4.                                       We have reviewed your response to comment 38 in our letter dated November 22, 2006.  As previously requested, please remove the discussion of any periods you have combined for which the underlying accounting bases are different.  In this regard, it appears you should not present or discuss the results for the nine months ended October 1, 2006 and the nine months ended October 2, 2005 on a combined basis as this results in the combination of periods that have not been prepared on a comparable basis of accounting.  In this regard, it may be appropriate to discuss and analyze the 2006 and 2005 interim periods on a pro forma basis in addition to your required discussion of the individual periods that comprise these periods on an individual basis.  Refer to Item 303 of Regulation S-K.

Response:  The Company discusses and analyzes the results of operations for the nine months ended October 1, 2006 and the nine months ended October 2, 2005 on a combined basis because the Company believes that this discussion and analysis enhances a reader’s understanding of the Company’s results of operations.  The Company’s financial statements include periods that do not correspond to its fiscal years (which consist of the 52-week period ending on the Sunday closest to December 31) or quarterly reporting periods because the former parent of the Company was acquired by Honeywell International on March 31, 2005, and Honeywell International sold the Company to affiliates of Sun Capital on February 2, 2006.  Although each of these acquisitions resulted in a different basis of accounting in the pre- and post-acquisition period, and as a result, the pre- and post-acquisition periods are presented separately in the financial statements, management does not look at those periods when analyzing the Company’s results of operations.  Management assesses the performance of the business by performing year-to-year comparisons of its fiscal years as well as comparing year-to-date periods with the corresponding year-to-date periods of prior years.  Therefore, the Company does not believe that a discussion of the periods presented in the financial statements (the period from January 1, 2005 to March 31, 2005 for Predecessor 1, the periods from April 1, 2005 to December 31, 2005 and from January 1, 2006 to February 1, 2006 for Predecessor 2 and the period from February 2, 2006 to October 1, 2006 for Successor) alone would provide meaningful information to investors about the Company’s results of operations.  The Company combined the results of operations for these periods in order to provide a comparison for the purposes of its discussion of results of operations, and has provided the combined information and discussion as supplemental information.  The Company notes that Instruction 1 to paragraph (a) of Item 303 of Regulation S-K provides that, generally, the discussion shall cover the three year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.  The Company further notes that paragraph (b) of Item 303 of Regulation S-K requires discussion of any material changes in the registrant’s results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year.

In addition to the discussion and analysis of the interim periods on a combined basis, the Company has provided a discussion and analysis of the 2005 fiscal year and the 2006 interim period results of operations on a pro forma basis in response to the Staff’s comment.  Please see pages 68 to 69 and 72 to 73 of the Amendment.  The Company has not provided a discussion and analysis of the 2005 interim period results of operations on a pro forma basis because the Company does not believe that it would enhance a reader’s understanding of the Company’s results of operations, and the Company does not believe that it is required pursuant to Article 11 of Regulation S-X.  The Company also provided a discussion of the periods presented in the financial statements (the period from January 1, 2005 to March 31, 2005 for Predecessor 1, the periods from April 1, 2005 to December 31, 2005 and from January 1, 2006 to February 1, 2006 for Predecessor 2 and the period from February 2, 2006 to October 1, 2006 for Successor) in response to the Staff’s comment.  Please see pages 68, 71 and 72 of the Amendment.

Liquidity and Capital Resources, page 76

Debt and Commitments, page 78

5.                                       You indicate that as of October 1, 2006, the book value of each company whose capital stock constitutes collateral under the security documents is $96.7 for the Issuer (limited to $54 million under the collateral cutback provision), $106.7 million for Indalex Inc. (limited to $54 million under the collateral cutback provision) and $23.4 for Indalex Limited (of which 65%, or $15.2 million, constitutes collateral).  Notwithstanding the limitations set for under the terms of the security documents, it appears that the net book value of the assets securing the notes would be more than the $88 million you have disclosed under the risk factors on page 25.  Please clarify and reconcile for us this apparent discrepancy.

Response:  The Company has made revisions in response to the Staff’s comment.  Please see page 25 of the Amendment.

Indalex Financial Statements

Note 5 - Investment in Preferred Shares of Affiliates, page F-24

6.                                      We have reviewed your response to comment 66 in our letter dated November 22, 2006. In your Combined Statements of Cash Flows, you provide supplemental disclosure of non-cash investing activities that include the liquidation of a preferred stock investment of $161,214,000, settlement of affiliate loan of $30,423,000 and dividend settlement of $139,868,000.  The $9,077,000 net amount of these non-cash settlements (identified as a “dividend satisfying affiliated obligation”) is reflected as a reduction of your cash flows from operating activities.  Please address the following questions for us related to this transaction:

•                  Help us to better understand the nature of the $139,868,000 dividend settlement.  You indicate that you have “liquidated” your investment in the preferred shares but your statement of cash flows indicates that this is a non-cash transaction.  Does the $139,868,000 dividend settlement actually represent a loss on your investment?  That is, did you exchange your $161,214,000 preferred stock investment for the forgiveness of the $30,423,000 affiliate loan?  Please address our concerns.

•                  You have reflected the $9,077,000 net amount of these non-cash settlements as other income within your combined statement of income.  With reference to the authoritative literature which supports your accounting, tell us why this dividend is appropriately reflected in your statement of operations.

•                  Please expand Note 5 to more fully explain each component of this transaction, identifying the cash and non-cash portions of the transaction as well as the basis for your accounting.

Response:  Prior to the acquisition by Honeywell International, when the Company was owned by Novar plc, Indalex Limited, which was at the time a subsidiary of Novar plc, owned shares of nonvoting, cumulative preferred stock of other indirect wholly-owned subsidiaries of Novar plc.  The Novar subsidiaries were profitable operating units of Novar plc’s core business. The shareholders agreement provided Indalex Limited a put option to sell the shares to Novar plc.  The Company accounted for the investments at cost.  The investments provided a fixed annual dividend per share.  Dividends were paid in cash.  For the period January 1, 2004 through December 31, 2004 Indalex Limited received dividend cash payments of $15.1 million related to its ownership of the preferred stock.

On March 24, 2005 just prior to the sale of Novar plc to Honeywell International, Indalex Limited exercised its put option to sell the preferred shares to Novar Plc.  The redemption value of the preferred shares was set at book value of $161.2 million, plus dividends earned through the date of redemption of $9.1 million. The dividends were declared by Novar plc and were based on the rates in the shareholders agreement.  The investments were accounted for at cost so the declaration of the dividend was the basis for recording dividend income.

Simultaneously with this transaction, Indalex Limited settled a $30.4 million intercompany loan it owed to Novar plc.  Also, simultaneously with this transaction, Novar plc caused Indalex Limited to declare a non-cash dividend of $139.9 million to Novar plc.  This amount represented the difference between (a) the redemption value of the preferred shares and the related interim dividend payable by Novar plc to Indalex Limited and (b) the intercompany loan owed by Indalex Limited to Novar plc.  The dividend owed to Novar plc was accounted for as a reduction to retained earnings.  All of the foregoing transactions were intercompany transactions supported by agreements and board resolutions.  All the transactions were net settled and not settled in cash.

The Company does not believe there was a loss of investment value of the preferred shares since they were investments in profitable Novar businesses, the shareholders agreement provided a put option to sell the shares to Novar plc, and a legal dividend was declared by Novar plc to return the value of the net transactions settled.

The Company has made revisions in response to the Staff’s comment.  Please see pages F-24 and F-67 of the Amendment.

Note 10 - Affiliate Transactions, page F-28

7.                                       We have reviewed your response to comment 68 in our letter dated November 22, 2006. You incurred management fees in 2003, 2004, from April 1, 2005 through December 31, 2005 and from February 2, 2006 through October 1, 2006.  However, we note that you did not recognize any management fee expense from January 1, 2005 through March 31, 2005 or January 1, 2006 through February 1, 2006.  In accordance with SAB Topic 1B, please confirm that you have reflected all of your costs of doing business in your statements of income and provide us with a comprehensive explanation as to why management fees were not incurred from January 1, 2005 through March 31, 2005 and from January 1, 2006 through February 1, 2006.  Expand your disclosures as necessary to clarify.

Response:  The Company has modified its disclosure on page F-29 and F-75 to F-76 to explain that no management fees from affiliates were recorded for the periods from January 1, 2005 through March 31, 2005 and from January 1, 2006 through February 1, 2006.  From January 1, 2005 through March 31, 2005, Indalex was owned by Novar plc.  A definitive agreement to sell the stock of Novar plc to Honeywell International had been signed in December 2004, and Novar plc did not bill Indalex for services during the first quarter of 2005.  Novar plc significantly reduced the amount of management services it provided during that period, as its attention was diverted to the sale transaction.  While Novar plc continued to provide certain transactional services after the acquisition by Honeywell International, Indalex is unable to accurately estimate the cost of such services using historical information.  From the period January 1, 2006 through February 1, 2006, Indalex was owned by Honeywell International.  A definitive agreement to sell Indalex to affiliates of Sun Capital Partners had been signed in September 2005.  While Honeywell International continued to provide certain transactional services, the management services were reduced in anticipation of the closing of the acquisition and Indalex ceasing to be a subsidiary of Honeywell.  The Company does not believe that it has adequate information to estimate the cost of the services that were provided from January 1, 2006 through February 1, 2006.

The Company has provided additional disclosure in response to the Staff’s comment.  Please see pages F-29 and F-75 to F-76 of the Amendment.

Note 21 - Stock-Based Compensation, page F-44

8.                                       We have read your response to comment 74 in our letter dated November 22, 2006.  It does not appear that you have addressed how you accounted for the dividend payments to certain executives.  Please tell us where you have classified these payments in your statements of income, statements of cash flows and statements of stockholders’ equity.  Please also provide footnote disclosure of these dividends, including a discussion of the securities held by your executives that generated the dividends, the dividend rights of the securities, to whom you paid these dividends and how the dividend amounts were computed.

Response:  The Company has adjusted its results for the period from January 1, 2005 to March 31, 2005 to reflect additional stock compensation expense of $311,000 related to the Honeywell Acquisition.  The Company has determined that a portion of the consideration paid in April of 2005 to optionholders of Novar plc by Novar plc was not expensed by the Company as required.  In the Honeywell Acquisition, Honeywell International offered to existing shareholders of Novar plc cash consideration of £1.916 per share, consisting of £1.85 per share for the shares of Novar plc and an additional £0.066 per share in cash to replace a regular Novar plc dividend that would have normally been paid to shareholders.  While the holders of options to purchase shares of Novar plc stock were entitled to exchange their options for £1.85 per share, the optionholders were not entitled to the £0.066 per share payment representing the dividend adjustment.  Nevertheless, Honeywell International decided in April of 2005 to increase the payment to optionholders by £0.066 per share to entitle the optionholders to the same consideration as the Novar plc shareholders.  The payment was made in May of 2005.  To properly account for that transaction, the Company has modified the financial statements and notes on pages F-44 and F-84 to reflect $311,000 of additional compensation expense and additional paid-in-capital.

Indalex Holdings Finance, Inc.

For the Periods January 1, 2006 through October 1, 2006

General

9.                                       Please address the comments above in your interim filings as well.

Response:  The Company acknowledges the Staff’s comment.

Consolidated and Combined Financial Statements of Cash Flow, page F -60

10.                                 We have reviewed your response to comment 78 in our letter dated November 22, 2006. In your response you stated that the $5,475,000 paid to Sun Capital Partners for acquisition fees was expensed.  Pursuant to paragraph 21 of SFAS 95, cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.  Given that these fees are not reflected as part of the cost of acquisition pursuant to paragraph 24 of SFAS 141, please tell us why you believe it is appropriate to reflect these expenses within investing activities rather than as part of your operating activities.  Please advise or revise your cash flows as appropriate.

Response:  The Company has made the requested revisions in response to the Staff’s comment by reflecting these fees as operating cash flows.  Please see pages F-60 and F-90 of the Amendment.

Note 3 - The Indalex Holdings Acquisition, page F-66

11.                                 We have read your response to comment 79 in our letter dated November 22, 2006.  Please clarify where you have discussed and disclosed the payments made by Honeywell on behalf of the Company as well as the related accounting for such payment within your interim financial statements.  Clarify how you have reflected these payments in your statements of cash flows, including whether these payments are considered cash or non-cash payments and your justification for this conclusion.  Please refer to SFAS 95.

Response:  The executive incentive payments were accounted for as compensation expense included in selling, general and administrative expense in the statement of operations of the Company, and as an increase to additional paid-in capitalfor the period January 1, 2006 through February 1, 2006.  The incentive payments were paid in cash by Honeywell International and not by the Company.  The Company reflected a non-cash adjustment of $743,000 to reconcile net income to cash flows from operating activities on the Company’s statement of cash flows included as an increase to net loss.  The Company has provided additional disclosure on page F-67 of the Amendment.

Draft Exhibit 5.1

12.                                 We note your response to comment 81 in our letter dated November 22, 2006.  However, since counsel is relying on the legal opinions, filed as exhibits 5.2 and 5.2, that the Guarantees of the Tennessee and Wisconsin Registrants have been duly authorized, executed and delivered, the term “Delaware Registrants” in the second paragraph on page 2 should be changed to “Registrants.”

Response:  We will change the term “Delaware Registrants” in the second paragraph on page two to “Registrants” in response to the Staff’s comment.  Our proposed further revisions to Exhibit 5.1 are attached hereto as Annex A.

13.                                 We note your response to comment 83 in our letter dated November 22, 2006.  Since Item 601(b)(5)(i) of Regulation S-K requires that the filing include an opinion of counsel that the notes and the guarantees will be binding obligations, the statement on page 3 that “[t]his letter is not intended to guarantee the outcome of any legal dispute which may arise in the future” appears inappropriate and overly broad.  Please delete.

Response:  We will delete the statement in response to the Staff’s comment.  Our proposed revisions to Exhibit 5.1 are attached hereto as Annex A.

Exhibit 5.2

14.                                 We note your response to comment 86 in our letter dated November 22, 2006; however, the requested revision with respect to exhibit 5.2 has not been made.  Please revise to delete the limitation with regard to person in the last sentence.

Response:  Harwell Howard Hyne Gabbert & Manner, P.C. has made the requested revision in response to the Staff’s comment.  Please see Exhibit 5.2 to the Amendment.

*       *       *       *       *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191 or Carol Anne Huff at (312) 861-2163.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Timothy R.J. Stubbs
Michael Alger
Indalex Holdings Finance, Inc.

Annex A

Form of Item 5.1 Opinion

200 East Randolph Drive
Chicago, Illinois  60601

312 861-2000	Facsimile:
312 861-2200
www.kirkland.com

Exhibit 5.1

January ___, 2007

Indalex Holding Corp.

and the Guarantors set forth below

75 Tri-State International, Suite 450

Lincolnshire, Illinois 60069

Re:     Registration Statement on Form S-4

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special legal counsel to Indalex Holding Corp., a Delaware corporation (the “Issuer”), Indalex Holdings Finance, Inc., a Delaware corporation (the “Parent Guarantor”), Indalex Inc., a Delaware corporation, Caradon Lebanon Inc., a Tennessee corporation, and Dolton Aluminum Company, Inc., a Wisconsin corporation (collectively with the Parent Guarantor, the “Guarantors” and, collectively with the Issuer, the “Registrants”). In this opinion letter: (i) Caradon Lebanon Inc. is also referred to as the “Tennessee Registrant,” and (~~iii~~ii) Dolton Aluminum Company, Inc. is also referred to as the “Wisconsin Registrant.” This opinion letter is being delivered in connection with the proposed registration by the Issuer of $270,000,000 in aggregate principal amount of the Issuer’s 11 1/2% Second-Priority Senior Secured Notes due 2014, Series B (the “Exchange Notes”) pursuant to a Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, under the Securities Act of 1933, as amended (the “Act”) (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”).

The obligations of the Issuer under the Exchange Notes will be guaranteed by the Guarantors (the “Guarantees”). The Exchange Notes and the Guarantees are to be issued pursuant to the Indenture, dated as of February 2, 2006 (as may be amended or supplemented from time to time, the “Indenture”), among the Issuer, the Guarantors and U.S. Bank National Association, as trustee. The Exchange Notes and the Guarantees are to be issued in exchange for and in replacement of the Issuer’s outstanding 11 1/2% Second-Priority Senior Secured Notes due 2014 (the “Existing Notes”) and the guarantees thereof, of which $270,000,000 in aggregate principal amount is subject to the exchange offer pursuant to the Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

In connection with issuing this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) resolutions of the Registrants with respect to the issuance of the Exchange Notes and the Guarantees, (ii) the Indenture, (iii) the Registration Statement and (iv) the Registration Rights Agreement, dated as of February 2, 2006, by and among the Registrants, J.P. Morgan Securities Inc., Harris Nesbitt Corp., Credit Suisse Securities (USA) LLC, Piper Jaffray & Co. and Morgan Joseph & Co. Inc.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto (other than the ~~Delaware~~ Registrants) and the due authorization, execution and delivery of all documents by the parties thereto (other than the ~~Delaware~~ Registrants). We have not independently established or verified any facts relevant to the opinions expressed herein, but have relied upon statements and representations of officers and other representatives of the Registrants and others.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Based upon and subject to the assumptions, qualifications, exclusions and limitations and the further limitations set forth below, we are of the opinion that when (i) the Registration Statement becomes effective, (ii) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and duly delivered to the holders thereof in exchange for the Existing Notes, the Exchange Notes will be binding obligations of the Issuer and the Guarantees will be binding obligations of the Guarantors.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York or the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware constitution and

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reported judicial decisions interpreting the foregoing), and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. ~~This letter is not intended to guarantee the outcome of any legal dispute which may arise in the future.~~ For purposes of our opinion that the Guarantees will be binding obligations of the Guarantors, we have, without conducting any research or investigation with respect thereto, relied on the opinions of: (i) Harwell Howard Hyne Gabbert & Manner, P.C., with respect to the Tennessee Registrant, and (ii) Foley & Lardner LLP, with respect to the Wisconsin Registrant, that such Guarantees have been duly authorized, executed and delivered, and do not conflict with, or require consents under, their respective states of organization. We are not licensed to practice in Tennessee and Wisconsin, and we have made no investigation of, and do not express or imply an opinion on, the laws of such states. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. We assume no obligation to revise or supplement this opinion after the date of effectiveness of the Registration Statement should the present laws of the States of New York or Delaware be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

Sincerely,

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